

Mail Stop 4631

November 10, 2016

<u>Via US Mail</u>
Mr. Charles K. Dargan II
Chief Financial Officer
CPSM, Inc.
2951 SE Waaler Street
Stuart, FL 34997

Re: CPSM, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2015
Filed April 5, 2016
File No. 333-149000

Dear Mr. Liege:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Contractual Obligations, Page 11</u>

1.   You state you have "no material contractual obligations." Although we note you are not required to provide a table of contractual obligations, we also note you do have long-term debt obligations of $966,936 as disclosed on page 29. Please clarify and correct your disclosure in future filings. This comment is also applicable to your future interim filings.

<u>Item 9A – Controls and Procedures, Page 34</u>

2.   We note your conclusions that as of December 31, 2015, your disclosure controls and procedures and internal control over financial reporting were both effective and there have not been any changes in your internal control over financial reporting during 2015. Please reconcile these conclusions with disclosures under risk factors on page 11 of your

Form S-1/A filed on December 4, 2015 that stated you lacked internal controls and believed your disclosure controls and procedures were not effective. To the extent you believe your disclosure controls and procedures and internal control over financial reporting were both effective as of December 31, 2015, please amend your 2015 10-K to disclose the material changes that occurred subsequent to the filing of your S-1/A that led you to reach these conclusions. To the extent you believe your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2015, please amend your 2015 10-K to disclose your revised conclusions. In this regard, we note your conclusions in your subsequent quarterly filings, that as of March 31, 2016 and June 30, 2016, your disclosure controls and procedures were not effective.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction